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Vanessa Braxton

CEO/President at Black Momma Brands which includes Vodka, Tea, CBD, Agave & Mixers and Hemp & Cannibis Test Labs 😍

Greater New York City Area · 500+ connections · **Contact info**

B4MC Group, Black Momma Vodka , Black Momma Tea ...

Pratt Pratt Institute

About

Managed Construction and Engineering contracts for 20 years worth over 2 billion for the MTA prior to retirement. Currently CEO/President of Black Momma Brands and newly formed Black Momma Tea & Cafe. American Manufacturer of Black Momma Vodka, Black Momma Tea's, CBD, Black Momma Flavored Agave and Black Momma Mixers. Organic , Kosher, Vegan, Non-GMO and Gluten Free. Products in 26 States, Hong Kong, UK and in Military Exchanges. Vanessa is still proactive in government contracts and now has facilitated that within the Food & Beverage Industry

> 🔗 **Black Momma Vodka Brands**

Activity

874 followers

 **Congratulations**
Vanessa commented

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Experience

CEO/President
B4MC Group, Black Momma Vodka , Black Momma Tea & Cafe (2017)
Jan 2013 – Present · 6 yrs 8 mos

Black Momma Vodka's flagship vodka is 80 proof. Distilled 5 times and filtered 5 times from corn for its signature smooth taste. It's distilled through Crushed Diamond Lava Rocks and fused with Cascade Mountain Spring Water from Oregon. Black Momma Vodka has 5 flavors and 1 unflavored

Captain
Breezy Point Yacht Club
May 2009 – Jul 2011 · 2 yrs 3 mos

Vice President of Business Development Institute
COMTO - NY Chapter
Jun 2008 – Jun 2011 · 3 yrs 1 mo

Sr. Project /Resident Engineer
MTA - NYCTA

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DNCC Coordinator
DNCC
1992 · less than a year

Education

Pratt Institute
B.S, Construction Management/Engineering
1987 – 1992

Harvard Business School
Certification, Negotiation for Executives
1996 – 1997

Consortium with MIT on Executive Negotiations

Skills & Endorsements

Business Development · 31

Frank Lewis Beverage Champion and 30 connections have given endorsements for this skill

Team Building · 24

Frank Lewis Beverage Champion and 23 connections have given endorsements for this skill

Strategic Planning · 23

Frank Lewis Beverage Champion and 22 connections have given endorsements for this skill

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Recommendations

Received (1)　　Given (2)

Erik Feldman
Regional Training Manager at Colonial Generators

October 10, 2009, Erik worked with Vanessa in different groups

Vanessa was a lightning-quick thinker when we worked together. Very sharp and diplomatic. She would be perfect on just about any team.



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